

January 28, 2013

<u>Via E-mail</u>
D. Gilbert Friedlander, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201

> **Re: CEC Entertainment, Inc.**
> **Schedule 14D-9**
> **Filed January 22, 2014**
> **File No. 005-39153**

Dear Mr. Friedlander:

We have limited our review of the above filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Schedule 14D-9, unless otherwise indicated.

<u>Certain Company Management Projections, page 32</u>

1.   The disclosure in the fourth paragraph on page 32 states that "[n]one of the Company, Parent, Offeror, any of their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections described below." You may not disclaim responsibility for your disclosure. Please revise accordingly.

2.   This section includes non-GAAP financial measures but it appears that the Company has only provided the reconciliation required by Rule 100 of Regulation G as to Adjusted EBITDA for the fiscal year ended December 29, 2013. Please revise to provide the disclosure required by Rule 100 of Regulation G as to the Adjusted EBITDA figures provided in the table on page 33 for each of the years listed.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions